October 18, 2012

CONFIDENTIAL

Orient-Express Hotels Ltd.
22 Victoria Street
Hamilton HM 12,
Bermuda

Attention: Philip R. Mengel, Interim Chief Executive Officer

Dear Mr. Mengel,

I am writing on behalf of The Indian Hotels Company Ltd (“IHCL”) and certain other members of the Tata group of companies (collectively with IHCL, the “Tata Entities”).  We appreciated the opportunity to meet with you on August 15, 2012 to discuss our continued interest in working with Orient-Express Hotels Ltd. (“Orient-Express Hotels” or the “Company”) to develop a closer alliance between our companies.  As we mentioned, we have great regard for Orient-Express Hotels and its irreplaceable collection of unique luxury hotel properties around the world.  Our long-standing admiration for the Company, its assets, brands and management talent has led us to being a large shareholder of the Company for the past five years.

While we are disappointed that your Board of Directors has indicated they would not be interested in exploring a transaction involving a significant equity investment by IHCL, we continue to believe that a transaction between the two organizations is both financially and strategically compelling to our respective shareholders.  Therefore, we are proposing an alternative transaction whereby Tata Entities would acquire all of the outstanding shares of Orient-Express Hotels for $12.63 per share in cash, representing a significant premium to the Company’s recent share price.  We believe this offer is in the best interests of Orient-Express Hotels and its shareholders, and deserves careful consideration by your Board of Directors.  Please know that we would have preferred to continue these discussions confidentially and outside the public domain with the goal of expeditiously reaching a mutually beneficial agreement.  However, as a significant shareholder of the Company, U.S. securities laws requirements necessitate that we publicly disclose our offer to you, and to comply with these requirements we will be filing this letter with the Securities and Exchange Commission later today.

Overview of the Offer

As noted above, we are hereby offering to acquire 100% of the outstanding Class A shares of Orient-Express Hotels for $12.63 per share in cash.  Our offer represents a 40% premium to yesterday’s closing price of $9.02 per share, a 45.2% premium to the 10-trading day average of closing share prices and a premium to the 52-week closing high of $10.90 per share.  The price offered represents a premium valuation based on multiples of cash flow in comparison to relevant comparable public companies and comparable M&A transactions over the last several years.

We believe this premium cash offer represents a compelling value proposition for the Company shareholders, especially in light of the current fragile state of the global economy and the lack of clarity about the prospects for recovery.  Further, this offer also enhances the future of the Company’s key constituents, as we will be able to facilitate access to additional investment capital necessary to preserving the quality of assets of Orient-Express Hotels and potentially expanding its footprint.

Overview of the Tata group and IHCL

The Tata group, led by Mr.Ratan Tata, comprises over 100 operating companies with operations in more than 80 countries across six continents, employing over 425,000 people worldwide.  The total revenue of Tata companies, taken together, was ~$100 billion in the fiscal year 2011–12, with 58% of the revenue coming from outside India.  There are 31 publicly-listed Tata enterprises, which have a combined market capitalization of ~$92 billion.   The Tata group has a strong history of successful acquisitions, including several recent high-profile international acquisitions such as Jaguar and Land Rover in 2008 and Corus Steel in 2007. The Tata name has been respected in India and globally for more than 140 years for its adherence to strong values and business ethics.

IHCL is the hotel operating company of the Tata group.  IHCL and its subsidiaries, collectively known as Taj Hotels Resorts and Palaces, comprising of 99 hotels in 56  locations across India with an additional 16 international hotels  including such iconic hotels as The Taj Mahal Palace in Mumbai, The Pierre Hotel in New York City and The Taj Lake Palace in Udaipur.

Future Strategy

The new Orient-Express Hotels will continue to remain an independent company, which we will strongly support, with standalone management and board of directors, under the broader Tata group umbrella.  We are devoted to supporting the continued growth of all of our employees, and under Tata, the employees of the new Orient-Express Hotels will receive the same dedication and support to ensure their development and success.

Financing

We have secured the requisite capital to consummate the entire transaction, including equity from the Tata Entities as well as debt financing from Bank of America N.A, ICICI Bank and Standard Chartered Bank.  We also have an agreement with an equity investor, Charme II Fund, who would invest $100 million for a minority stake in the Company.   Charme II Fund was established by the Montezemolo family, and is managed by Montezemolo & Partners S.p.A., to make investments in leading companies with strong ties to Italy. Montezemolo & Partners was founded by Luca Cordero di Montezemolo, one of Italy’s most prominent businessmen who serves as Chairman of Ferrari S.p.A. as well as Vice-Chairman of UniCredit, Italy’s largest commercial bank. Additionally, we have obtained all necessary approvals from our board of directors, subject to satisfactory completion of due diligence, execution of definitive documentation and obtaining requisite regulatory approvals.

Due Diligence

This proposal is based upon our review of publicly available information regarding Orient-Express Hotels.  Although we have spent substantial time and resources reviewing publicly available information about the Company, our offer is conditioned upon our satisfactory completion of customary due diligence as well as entering into a mutually acceptable definitive agreement with the Company.  We are prepared to devote all necessary resources, and would expect that with cooperation from the Company management team, we would be able to complete our due diligence process expeditiously. Further, the negotiation of definitive documentation can be completed in parallel with our due diligence efforts.

Advisors

We have engaged Bank of America Merrill Lynch as our sole financial advisor, Shearman & Sterling LLP as our legal advisor and Hotel Advisor (UK) Ltd to assist us in this proposed transaction.

We believe this offer represents a unique opportunity to provide a compelling value proposition for the Company’s shareholders while also ensuring a stable future for Orient-Express Hotels and its other key stakeholders.  We look forward to your prompt reply and the opportunity to engage in further discussions that will result in mutually beneficial transaction.  I would be available to meet with you at your earliest convenience at the location of your choosing. Please do not hesitate to contact me with any questions.

* * * * *

With kind regards,

Yours sincerely,

/s/ R. K. Krishna Kumar
(R. K. Krishna Kumar)